Exhibit 12.1

NATIONAL FINANCIAL PARTNERS CORP.

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES

AND PREFERRED DIVIDENDS

(Amounts in thousands of dollars, except ratios)

	2007	2006	2005	2004	2003
Earnings Available for Fixed Charges:
Income before income taxes	$100,654	$101,361	$97,013	$72,107	$46,839

Add:
Interest Expense	$7,980	$6,291	$4,110	$1,113	$2,560
Amortization of debt-related expenses	1,723	559	920	487	425
Appropriate portion of rents(A)	5,400	4,280	3,640	2,920	2,540

	15,103	11,130	8,670	4,520	5,525

Earnings available for fixed charges	$115,757	$112,491	$105,683	$76,627	$52,364

Fixed Charges:
Interest Expense	$7,980	$6,291	$4,110	$1,113	$2,560
Amortization of debt-related expenses	1,723	559	920	487	425
Appropriate portion of rents(A)	5,400	4,280	3,640	2,920	2,540

Total Fixed Charges	$15,103	$11,130	$8,670	$4,520	$5,525

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends(B)	7.66 x	10.11 x	12.19 x	16.95 x	9.48 x

(A)	Portion of rental expenses which is deemed representative of an interest factor, which is approximately twenty percent of total rental expense.
(B)	Dividends paid on preference securities issued would be included as fixed charges and therefore impact the ratio of earnings to fixed charges. As of the date of this report, NFP has not issued any shares of NFP’s preferred stock.